Exhibit (a)(1)(H)

EMAIL FROM ANTIGENICS’ STOCK ADMINISTRATION DEPARTMENT TO ELIGIBLE PARTICIPANTS:

To the Antigenics Inc. Eligible Participants:

We are happy to announce, the commencement of Antigenics’ offer to exchange outstanding options to purchase common stock of Antigenics (the “Offer”). In connection with this announcement, the Antigenics’ stock administration department would like to provide you with additional information relating to the Offer.

We will be providing further information about this Offer with a series of employee meetings and through a series of Questions and Answers. Employee meetings will be held on Thursday, June 18, and Friday, June 19, 2009

Things to remember:

•	Participation in the Offer is completely voluntary.

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Eligible option holders are being given the opportunity to exchange stock options with an exercise price greater than the higher of $4.75 per share or the Fair Market Value of our Common Stock for replacement options to purchase shares of the Company’s common stock (the “Replacement Options”). You will receive three Replacement Options for each four Eligible Options you tender.

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The Replacement Options will have an exercise price equal to the Fair Market Value (closing sales price on the Expiration Date) of the Company’s common stock, as listed on NASDAQ, on the date of grant. —Replacement Options will be granted immediately following the expiration of the Offer.

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All Replacement Options will be subject to a vesting period, regardless of the vesting status of your Eligible Options. Replacement Options will vest over an eighteen month period in six equal, quarterly amounts, subject to your Continued Service.

•	The materials referenced below contain important details on how the Offer operates. We encourage you to read them carefully before deciding to participate in the Offer.

If you decide to participate in the Offer, you will need to complete and deliver an Election Form by 5:00 p.m., U.S. Eastern Daylight Time, on Thursday, July 16, 2009 (unless Antigenics Inc. extends the expiration date of the Offer) to the Company’s stock administration department in person or by email to cklaskin@antigenics.com. Please go to our intranet to obtain a copy of the Election Form or any of the following documents:

1.	Offer to Exchange Outstanding Options to Purchase Common Stock

2.	Stock Option Exchange Questions and Answers

3.	Notice of Withdrawal Form (instructions on how to complete the Notice of Withdrawal Form are included with the form)

To view a list of all your outstanding options, please visit the Fidelity website at www.fidelity.com and log onto your account.

If you decide to participate in the Offer, you must complete and submit the Election Form in accordance with the instructions included with the form by 5:00 p.m., U.S. Eastern Daylight Time, on Thursday, July 16, 2009 unless Antigenics Inc. extends the expiration date of the Offer.

LATE SUBMISSIONS WILL NOT BE ACCEPTED, AND THEREFORE WE URGE YOU TO RESPOND EARLY.

Within two business days of receiving your completed Election Form, the Antigenics’ stock administration department will send you an email confirmation.

Should you change your mind after you have submitted an Election Form, you will have the opportunity to totally withdraw from the Offering by completing a Notice of Withdrawal Form.

Please feel free to contact Antigenics’ stock administration department at cklaskin@antigenics.com or John Cerio at jcerio@antigenics.com for further assistance.